CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2009

(Unaudited)

(Expressed in Canadian Dollars, unless otherwise stated)

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Statements of Financial Position
(Unaudited - Expressed in Canadian Dollars)

		September 30	December 31
	Note	2009	2008

Assets

Non-current assets
Property, plant and equipment	13	695,144,027	469,635
Mineral property interests	14	12,769,823	4,200,000
Goodwill	8	10,565,322	–
Capital work in progress	15	224,562,709	–
Investments in equity accounted investees	16	–	2,518,971
Cash deposits held in environmental trust	17	2,309,891	–
Deferred acquisition costs		–	1,587,959
Total non-current assets		945,351,772	8,776,565

Current assets
Trade and other receivables	18	30,865,484	271,554
Cash and cash equivalents	19	29,688,616	3,850,674
Total current assets		60,554,100	4,122,228

Total assets		1,005,905,872	12,898,793

Equity
Share capital	20	72,346,321	54,948,341
Treasury shares		(5,190,894)	–
Convertible redeemable preference shares	20	162,910,000	–
Share based payment reserve		19,460,510	17,584,974
Hedge reserve	20	(180,759)	–
Foreign currency translation reserve	20	(16,845,478)	129,684
Accumulated loss		(97,731,555)	(76,266,461)
Total equity attributable to equity holders of the Company		134,768,145	(3,603,462)

Non-controlling interest		92,149,549	–
Total equity		226,917,694	(3,603,462)

Liabilities
Non-current liabilities
Loans and borrowings	21	522,826,795	12,967,753
Financial liabilities		995,344	–
Committment fee liability		218,356	–
Provisions	22	4,219,526	–
Deferred taxation	11	215,887,904	–
Total non-current liabilities		744,147,925	12,967,753

Current liabilities
Trade and other payables	23	34,722,121	1,798,839
Loans and borrowings	21	–	1,735,663
Tax payable		118,132	–
Total current liabilities		34,840,253	3,534,502

Total liabilities		778,988,178	16,502,255

Total equity and liabilities		$1,005,905,872	$12,898,793

The accompanying notes are an integral part of these condensed consolidated financial statements.

Approved by the Board of Directors

/s/ Philip Kotze	/s/ Iemrahn Hassen

Philip Kotze	Iemrahn Hassen
Director	Director

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Statements of Comprehensive Loss
(Unaudited - Expressed in Canadian Dollars)

		Nine months ended September 30		Three months ended September 30		Year ended
	Note					December 31
		2009	2008	2009	2008	2008

Revenue	9	$27,805,577	–	27,805,577	–	–
Cost of sales		(34,595,797)	–	(34,595,797)	–	–
Operating Loss		(6,790,220)	–	(6,790,220)	–	–

Depreciation and amortisation		(5,987,468)	(32,138)	(5,927,746)	(14,020)	(61,140)
Administrative expenses		(8,838,747)	(10,018,538)	(2,913,138)	(1,732,253)	(12,010,258)
Transaction costs	8	(7,498,775)	–	(276,638)	–	–
Other income		3,989,788	5,894	3,963,481	158	5,779
Loss before finance expense and tax		(25,125,422)	(10,044,782)	(11,944,261)	(1,746,115)	(12,065,619)

Finance income		449,369	147,461	380,775	12,002	179,119
Finance expense	10	(9,985,062)	(1,401,597)	(8,793,750)	(495,104)	(1,848,574)
Net finance expense		(9,535,693)	(1,254,136)	(8,412,975)	(483,102)	(1,669,455)

Share of loss of equity accounted investees (net of income tax)		(212,423)	(163,702)	–	(59,285)	(235,022)
Loss before income tax		(34,873,538)	(11,462,620)	(20,357,236)	(2,288,502)	(13,970,096)
Income tax	11	5,495,022	–	5,495,022	–	–
		–	–	–	–	–
Loss for the period		(29,378,516)	(11,462,620)	(14,862,214)	(2,288,502)	(13,970,096)

Other comprehensive (loss)/income
Foreign currency translation differences for foreign operations		(21,592,220)	441,841	(10,138,564)	197,024	129,684
Effective portion of changes in fair value of cash flow hedges		(180,759)	–	(180,759)	–	–
Other comprehensive (loss) / income for the period, net of
income tax		(21,772,979)	441,841	(10,319,323)	197,024	129,684

Total comprehensive loss for the period		(51,151,495)	(11,020,779)	(25,181,537)	(2,091,478)	(13,840,412)

Loss attributable to:
Owners of the Company		(21,465,095)	(11,462,620)	(6,948,793)	(2,288,502)	(13,970,096)
Non-controlling interest		(7,913,421)	–	(7,913,421)	–	–
Loss for the period		(29,378,516)	(11,462,620)	(14,862,214)	(2,288,502)	(13,970,096)

Total comprehensive (loss) / income attributable to:
Owners of the Company		(38,621,016)	(11,020,779)	(12,651,058)	(2,091,478)	(13,840,412)
Non-controlling interest		(12,530,479)	–	(12,530,479)	–	–
Total comprehensive loss for the period		$(51,151,495)	(11,020,779)	(25,181,537)	(2,091,478)	(13,840,412)

Earnings per share
Basic and diluted loss per share	12	$(0.16)	(0.06)	(0.08)	(0.01)	(0.08)

The accompanying notes are an integral part of these condensed consolidated financial statements.

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Statement of Changes in Equity
(Unaudited - Expressed in Canadian Dollars)

	Attributable to equity holders of the Company

	Share capital		Treasury shares		Convertible redeemable preference shares	Translation reserve	Share based payment reserve	Hedge reserve	Accumulated loss	Total	Non-controlling interest	Total equity
	Number of shares	Amount	Number of shares	Amount
For the nine months ended September 30, 2008
Balance at January 1, 2008	185,208,607	51,855,350	–	–	–	–	13,254,905	–	(62,199,993)	2,910,262	–	2,910,262
Total comprehensive income for the period
Loss for the period	–	–	–	–	–	–	–	–	(11,462,620)	(11,462,620)	–	(11,462,620)

Other comprehensive income
Foreign currency translation differences	–	–	–	–	–	441,841	–	–	–	441,841	–	441,841
Total other comprehensive income	–	–	–	–	–	441,841	–	–	–	441,841	–	441,841
Total comprehensive income for the period	–	–	–	–	–	441,841	–	–	(11,462,620)	(11,020,779)	–	(11,020,779)
Transactions with owners, recorded directly in equity

Contributions by and distributions to owners
Fair value of stock options allocated to share issued on exercise	–	1,055,432	–	–	–	–	(1,055,432)	–	–	–	–	–
Share-based payment transactions	1,431,400	2,037,558	–	–	–	–	5,311,104	–	–	7,348,662	–	7,348,662
Total contributions by and distributions to owners	1,431,400	3,092,990	–	–	–	–	4,255,672	–	–	7,348,662	–	7,348,662
Balance at September 30, 2008	186,640,007	54,948,340				441,841	17,510,577		(73,662,613)	(761,855)		(761,855)

For the nine months ended September 30, 2009

Balance at January 1, 2009	186,640,007	54,948,340	–	–	–	129,684	17,584,974	–	(76,266,460)	(3,603,462)	–	(3,603,462)

Arising from business acquisition	–	–	–	–	–	–	–	–	–	–	104,680,028	104,680,028

Total comprehensive (loss)income for the period

Loss for the period	–	–	–	–	–	–	–	–	(21,465,095)	(21,465,095)	(7,913,421)	(29,378,516)

Other comprehensive (loss)/income
Foreign currency translation differences	–	–	–	–	–	(16,975,162)	–	–	–	(16,975,162)	(4,617,058)	(21,592,220)
Effective portion of changes in fair value of cash flow hedges, net of tax	–	–	–	–	–	–	–	(180,759)	–	(180,759)	–	(180,759)
Total other comprehensive loss	–	–	–	–	–	(16,975,162)	–	(180,759)	–	(17,155,921)	(4,617,058)	(21,772,979)
Total comprehensive (loss/)income for the period	–	–	–	–	–	(16,975,162)	–	(180,759)	(21,465,095)	(38,621,016)	(12,530,479)	(51,151,495)
Transactions with owners, recorded directly in equity

Contributions by and distributions to owners
Ordinary shares issued	14,296,567	16,502,324	(4,497,062)	(5,190,894)	–	–	758,095		–	12,069,525	–	12,069,525
Preference shares issued	–	–	–	–	162,910,000		–	–	–	162,910,000	–	162,910,000
Share options repriced	–	–	–	–	–	–	1,117,441	–	–	1,117,441	–	1,117,441
Share-based payment transactions	806,898	895,657	–	–	–	–	–	–	–	895,657	–	895,657
Total contributions by and distributions to owners	15,103,465	17,397,981	(4,497,062)	(5,190,894)	162,910,000	–	1,875,536	–	–	176,992,623	–	176,992,623
Balance at September 30, 2009	201,743,472	72,346,321	(4,497,062)	(5,190,894)	162,910,000	(16,845,478)	19,460,510	(180,759)	(97,731,555)	134,768,145	92,149,549	226,917,694

The accompanying notes are an integral part of these condensed consolidated statement of changes in equity.

ANOORAQ RESOURCES CORPORATION
Condensed Consolidated Statement of Cash Flows
(Unaudited - Expressed in Canadian Dollars)

	Note	Nine months ended September 30		Three months ended September 30		December 31
		2009	2008	2009	2008	2008
Operating activities
Cash flows from operating activities
Loss for the period		$(29,378,516)	(11,462,620)	(14,862,214)	(2,288,502)	(13,970,096)
Adjustments for:
Depreciation and amortisation		5,987,468	32,138	5,927,746	14,020	61,140
Finance expense		9,985,062	1,300,884	8,793,750	394,391	1,848,416
Profit on sale of assets		–	(5,894)	–	(5,894)	(5,779)
Unrealised foreign exchange loss / (gain)		(156,592)	(337,868)	(170,257)	(266,726)	(265,050)
Share of profit of equity accounted investees, net of tax		212,423	163,702	–	59,285	310,130
Equity-settled share-based payment transactions		1,875,536	5,311,104	–	78,411	5,385,472
Ordinary shares issued as compensation		895,657	–	–	–	–
Deferred tax		(5,495,022)	–	(5,495,022)	–	–
		(16,073,984)	(4,998,554)	(5,805,997)	(2,015,015)	(6,635,767)
Change in trade and other receivables		(4,626,235)	98,778	(4,539,384)	195,911	746,098
Change in trade and other payables		(228,396)	435,763	(11,733,233)	317,517	529,665
		(20,928,615)	(4,464,013)	(22,078,614)	(1,501,587)	(5,360,004)
Financing costs paid		–	(1,764,651)	–	(7,997)	–
Net cash used in operating activities		(20,928,615)	(6,228,664)	(22,078,614)	(1,509,584)	(5,360,004)

Acquisition of property,plant and equipment		(1,829)	(452,804)	–	(114,131)	(473,642)
Acquisition of Bokoni Platinum Mine (Pty) Ltd	8	(119,956,365)	–	(119,956,365)	–	–
Contributions received from Anglo Platinum relating to ESOP trust	8	6,741,102	–	6,741,102	–	–
Acquisition of cash in business combination	8	3,576,912	–	3,576,912	–	–
Proceeds from the sale of assets		–	23,832	–	108	54,140
Capital work-in- progress	15	(10,370,098)	–	(10,370,098)	–	–
Additions to mineral property interest	8	(6,592,523)	–	(6,592,523)	–	–
Deffered acquisition costs previously capitalised now expensed		(11,824,920)	(1,154,461)	–	(191,658)	(1,219,813)
Net cash used in investing activities		(138,427,721)	(1,583,433)	(126,600,972)	(305,681)	(1,639,315)

Proceeds from the issue of share capital		a	2,037,558		1,470,000	5,667,587
Proceeds from the issue of A preference shares	21	177,720,000	–	177,720,000	–	–
Repdemption of "A" preference shares	21	(1,066,320)	–	(1,066,320)	–	–
Proceeds from the issue of convertible "B" preference shares		162,910,000	–	162,910,000	–	–
Loans raised from Rusternburg Platinum Mines Limited		29,531,388	–	29,531,388	–	–
Loan received from Standard Chartered Bank	21	74,050,000	–	74,050,000	–	–
Repayment of loans and borrowings to RPM at acquisition	8	(251,770,000)	–	(251,770,000)	–	–
Repayment of bridging loan to Rusternburg Platinum Mines Limited	21	(18,079,846)	–	(18,079,846)	–	(1,747,324)
Net cash from financing activities		173,295,222	2,037,558	173,295,222	1,470,000 –	3,920,263

Net increase in cash and cash equivalents		13,938,886	(5,774,539)	24,615,636	(345,265)	(3,079,056)
Effect of exchange rate fluctuations on cash held		11,898,966	(136,716)	4,621,379	425,472	(202,091)
Cash flows from investing activities		3,850,764	7,131,821	451,601	1,140,359	7,131,821
Cash and cash equivalents at 30 September 2009		$29,688,616	1,220,566	29,688,616	1,220,566	3,850,674

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

1.	NATURE OF OPERATIONS

Anooraq Resources Corporation (the "Company" or "Anooraq") is incorporated in the Province of British Columbia, Canada. The condensed consolidated financial statements of the Group as at and for the three and nine months to September 30, 2009 comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”) and the Group’s interest in associates and jointly controlled entities. Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Anooraq operates in South Africa through its wholly owned subsidiary Plateau Resources (Proprietary) Limited (“Plateau”) which historically owned the Group’s various mineral property interests and conducted the Group’s business in South Africa.

The condensed consolidated financial statements include the results of the Group’s acquisition of an effective 51% of the Lebowa Platinum Mine, now known as Bokoni Platinum Mines (Proprietary) Limited (“Bokoni”) and control of the advanced stage Ga-Phasha Project (“Ga-Phasha Project”), the Boikgantsho Project (“Boikgantsho Project”) and the early stage Kwanda Project (“Kwanda Project”) by acquiring an additional 1% of these projects for an aggregate cash consideration of $385 million (South African Rands (“ZAR”) 2.6 billion) as from July 1, 2009 (refer note 8).

The controlling interest was affected through Plateau acquiring 51% of the shareholding of Bokoni Platinum Holdings (Proprietary) Limited (“Bokoni Holdco”) on July 1, 2009. Bokoni Holdco, a private company incorporated under the laws of South Africa, is the holding company through which Anooraq and Anglo Platinum Limited (“Anglo Platinum”) hold their interests in Bokoni and the various exploration project companies.

2.	GOING CONCERN

The condensed consolidated financial statements are prepared on the basis that the Group will continue as a going concern which contemplates the realization of assets and settlement of liabilities in the normal course of operations as they become due.

Anooraq completed the acquisition of an operating mine (refer note 8), which resulted in immediate cash flows from operations. The Group secured various funding arrangements (refer note 21) in order to meet the purchase consideration and to fund its planned business objectives. The funding agreements include securing a long term credit facility, the Operating Cashflow Shortfall Facility (OCSF), with Rustenburg Platinum Mines Limited (“RPM”) for an amount of $218 million (ZAR 1.5 billion). The facility will be used to fund Plateau’s share of operating cash and capital requirements for an initial period of three years. As at September 30, 2009, the Group utilised $29.5 million (ZAR 219.4 million) thereof to fund operating requirements at Bokoni as the mining operations are not currently generating sufficient cash flows to fund operations.

As a result of securing the financial resources and long term funding, management expects that cash flows from the acquired mining operations and the additional financing secured will be sufficient to meet immediate ongoing operating cash requirements.

3.	BASIS OF PRESENTATION

Statement of compliance

These condensed consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting, and do not include all the information required for full annual financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of those standards.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

The Company received approval from the Canadian Securities Administrators under National Instrument 52-107, Acceptable Accounting Principles, Auditing Standards and Reporting Currency ("NI 52-107") to early adopt IFRS as from January 1, 2009. The Group’s transition date for converting to IFRS was January 1, 2008 (the "Transition Date") and the comparative statement of financial position as at December 31, 2008, comparative statements of comprehensive loss for three and nine months ended September 30, 2008 and for the year ended December 31, 2008, comparative statements of changes in equity and statements of cash flows for the three and nine months ended September 30, 2008 and for the year ended December 31, 2008 have been restated in accordance with IFRS.

The guidance for the first time adoption of IFRS is set out in IFRS 1, First Time Adoption of International Financial Reporting Standards. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Group elected to take the following IFRS 1 optional exemptions:

  to apply the requirements of IFRS 3, Business Combinations, prospectively from the Transition date;

  to apply the requirements of IFRS 2, Share-based payments, only to equity instruments granted after November 7, 2002 which had not vested as of the Transition Date; and

  to transfer all foreign currency translation differences, recognised as a separate component of equity, to accumulated loss as at the Transition Date including those foreign currency differences which arise on adoption of IFRS.

Reconciliations between the Groups’ previously reported statement of financial position and the statements of comprehensive loss under Canadian generally accepted accounting principles ("GAAP") and those reported under IFRS are presented in note 26.

Basis of measurement

The condensed consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value.

Use of estimates and judgements

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

These condensed consolidated financial statements have been prepared on the basis of IFRS standards that are expected to be effective or available for early adoption by the Group on December 31, 2009, the Group's first annual reporting date under IFRS. The Group has made certain assumptions about the accounting policies expected to be adopted when the first IFRS annual financial statements are prepared for the year ended December 31, 2009. The preparation of these condensed consolidated financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies set out below have been applied consistently to all periods presented in these financial statements. They also have been applied in preparing an opening IFRS balance sheet at January 1, 2008, as required by IFRS 1. The impact of the transition from GAAP to IFRS is explained in note 26.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have the most significant effect on the amounts recognised in the consolidated financial statements is included in the notes to the financial statements where applicable.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Changes in accounting policies

Overview

The Group changed its accounting policies as from January 1, 2009 in the following areas:

  Accounting for business combinations

  Presentation of financial statements

  Accounting for borrowing costs

Accounting for business combinations

As a result of the acquisition discussed in note 8, the Group early adopted IFRS 3 Business Combinations (2008) and IAS 27 Consolidated and Separate Financial Statements (2008) for all business combinations occurring in the financial year commencing January 1, 2009. All business combinations occurring on or after January 1, 2009 are accounted for by applying the acquisition method. The change in accounting policy is applied prospectively. As a result of the change in accounting policy, transaction costs amounting to $7.5 million were recognised in profit and loss for the nine months ended September 30, 2009.

The Group applied the acquisition method for the business combination as disclosed in note 8.

Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, consideration is given to potential voting rights that are currently exercisable. The acquisition date is the date on which control is transferred to the acquirer. Judgement is applied in determining the acquisition date and determining whether control is transferred from one party to another.

Goodwill is measured as the fair value of the consideration transferred including the recognised amount of any non-controlling interest in the acquiree, less the net recognised amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured at the acquisition date. To the extent that the fair value exceeds the consideration transferred, the excess is recognised in the statement of comprehensive income.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and share-based payment awards of the acquiree that are replaced mandatorily in the business combination.

A contingent liability of the acquiree is assumed in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Non-controlling interest is measured at its proportionate interest in the identifiable net assets of the acquiree.

Transaction costs incurred in connection with a business combination, such as legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred, unless it is debt related. Transaction costs related to debt instruments are capitalised.

If the Group obtains control over one or more entities that are not businesses, then the bringing together of those entities are not business combinations. The cost of acquisition is allocated among the individual identifiable assets and liabilities of such entities, based on their relative fair values at the date of acquisition. Such transactions do not give rise to goodwill and no non-controlling interest is recognised.

The change in accounting policy is applied prospectively.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

The impact of the change in accounting policy has been recorded in the quarter ended September 30, 2009. The effect on profit and loss on the quarters of the 2009 financial year previously reported would have been as follows:

	Three months ended	Three months ended
	June 30,2009	March 31,2009
Loss as previously reported	9,174,118	2,107,384
Transaction costs expensed	5,551,586	1,670,551
Loss, as restated	14,725,704	3,777,935
Loss per share, as restated	(0.08)	(0.02)

Presentation of financial statements

The condensed consolidated financial statements have been prepared by applying the revised IAS 1 Presentation of Financial Statements (2007), which became effective as of January 1, 2009. As a result, the consolidated statement of changes in equity presents all owner changes in equity, whereas all non-owner changes in equity are presented in the consolidated statement of comprehensive income. This presentation has been applied in these condensed consolidated financial statements.

Comparative information has been changed so that it is in conformity with the revised standard. Since the change in accounting policy only impacts presentation aspects, there is no impact on loss per share.

Accounting for borrowing costs

In respect of borrowing costs relating to qualifying assets for which the commencement date for capitalisation is on or after January 1, 2009, the Group capitalises borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Previously the Group immediately recognised all borrowing costs as an expense. This change in accounting policy was due to the prospective adoption of IAS 23 Borrowing Costs (2007) in accordance with the transitional provisions of such standard; comparative figures have not been restated. The change in accounting policy resulted in the capitalisation of borrowing costs of $6.9 million in the period ended September 30, 2009. The change in accounting policy did not impact previously reported quarters of the 2009 financial year.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated financial statements, and have been applied consistently by Group entities, except as explained in note 3, which addresses changes in accounting policies.

Certain comparative amounts have been reclassified to conform to the current period’s presentation.

(a) Basis of consolidation

Business combinations

The Group changed its accounting policy with respect to accounting for business combinations. Refer note 3 for further details.

Subsidiaries

Subsidiaries are entities controlled by the Group. The financial statements of subsidiaries are included in the condensed consolidated financial statements from the date that control commences until the date that control

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

ceases. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

Special purpose entities

A Special Purpose Entity (“SPE”) is consolidated if, based on an evaluation of the substance of its relationship with the Group and the SPE’s risks and rewards, the Group concludes that it controls the SPE. SPEs’ controlled by the Group were established under terms that impose strict limitations on the decision-making powers of the SPEs’ management and that result in the Group receiving the majority of the benefits related to the SPEs’ operations and net assets, being exposed to the majority of risks incident to the SPEs’ activities, and retaining the majority of the residual or ownership risks related to the SPEs’ or their assets.

Investments in jointly controlled entities (equity accounted investees)

Joint ventures are those entities over whose activities the Group has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

Investments in jointly controlled entities are accounted for using the equity method (equity accounted investees) and are recognised initially at cost. The Group’s equity investment includes goodwill identified on acquisition, net of any accumulated impairment losses. The condensed consolidated financial statements include the Group’s share of the income and expenses and equity movements of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised income and expenses arising from intra-group transactions, are eliminated in preparing the condensed consolidated financial statements. Unrealised gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

(b) Foreign currency

Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated to the functional currency at the exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the period. Such gains and losses are recognised in profit and loss.

Foreign operations

The financial results of Group entities that have a functional currency different from the presentation currency are translated into the presentation currency. The presentation currency of the Group is Canadian Dollars. Income and expenditure transactions of foreign operations are translated at the average rate of exchange for the period except

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

for significant individual transactions which are translated at the rate of exchange in effect at the transaction date. All assets and liabilities, including fair value adjustments and goodwill arising on acquisition, are translated at the rate of exchange ruling at the reporting date. Differences arising on translation are recognised as other comprehensive income and are included in the foreign currency translation reserve (FCTR).

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of the net investment in a foreign operation and are recognised in other comprehensive income and are included in the FCTR.

On disposal of part or all of the operation, the proportionate share of the related cumulative gains and losses previously recognised in the FCTR through the statement of comprehensive income are included in determining the profit or loss on disposal of that operation recognised in the profit or loss.

(c) Financial instruments

Non-derivative financial assets

Loans and receivables are recognised on the date of origination. All other financial assets are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial assets are derecognised when the contractual rights to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained is recognised as a separate asset or liability.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Non-derivative financial assets comprise loans and receivables.

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables.

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.

Non-derivative financial liabilities

The Group initially recognises debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities are recognised initially on the trade date at which the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognised when the contractual obligations are discharged, cancelled or expire.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, trade and other payables.

Financial liabilities are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

Share capital

Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognised as a deduction from equity, net of any tax effects.

Preference share capital

Preference share capital is classified as equity if it is non-redeemable, or redeemable only at the Company’s option, and any dividends are discretionary. Dividends thereon are recognised as distributions within equity upon approval by the Company’s Board of Directors.

Preference share capital is classified as a liability if it is redeemable on a specific date or at the option of the holders, or if dividend payments are not discretionary. Dividends thereon are recognised as interest expense in profit or loss as accrued.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments to hedge its interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative, and the combined instrument is not measured at fair value through profit or loss.

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items during the period for which the hedge is designated, and whether the actual results of each hedge are within a range of 80-125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported net income.

Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

comprehensive income and presented in the hedge reserve in equity. The amount recognised in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of comprehensive income as the hedged item. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. The cumulative gain or loss previously recognised in other comprehensive income and presented in the hedge reserve in equity remains there until the forecast transaction affects profit or loss. When the hedged item is a non-financial asset, the amount recognised in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognised. If the forecast transaction is no longer expected to occur, then the balance in other comprehensive income is recognised immediately in profit or loss. In other cases the amount recognised in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognised immediately in profit or loss.

Other non-trading derivatives

When a derivative financial instrument is not held for trading, and is not designated in a qualifying hedge relationship, all changes in its fair value are recognised immediately in profit or loss.

(d) Property, plant and equipment

Mining

Mine development and infrastructure costs are capitalised to capital work-in-progress and transferred to mining property, plant and equipment when the mining venture reaches commercial production.

Capitalised mine development and infrastructure costs include expenditure incurred to develop new mining operations and to expand the capacity of the mine. Costs include borrowing costs capitalised during the construction period where qualifying expenditure is financed by borrowings. Capitalised development costs are amortised on the unit of production basis.

Items of non-mine property, plant and equipment, excluding capitalized mine development and infrastructure assets, are depreciated on a straight-line basis over their expected useful lives. Capitalised mine development and infrastructure are depreciated on a unit of production basis. Depreciation is first charged on mining assets from the date on which they are available for use.

Items of property, plant and equipment that are withdrawn from use, or have no reasonable prospect of being recovered through use or sale, are regularly identified and written off.

Residual values, depreciation methods and useful economic lives are reviewed at least annually.

Revenue derived during the project phase is recognised in profit and loss and appropriate amounts of development costs are charged against it.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(e) Intangible assets

Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. For measurement of goodwill at initial recognition, refer note 3.

Acquisitions of non-controlling interests

Acquisitions of non-controlling interests are accounted for as transactions with equity holders in their capacity as equity holders and therefore no goodwill is recognised as a result of such transactions.

Subsequent measurement

Goodwill is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment, and an impairment loss on such an investment is not allocated to any asset, including goodwill, that forms part of the carrying amount of the equity accounted investee.

Other intangible assets

Other intangible assets include mineral property interests (refer note (p) below).

(f) Impairment

Non-financial assets

The carrying amounts of the Group’s non-financial assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and intangible assets that have indefinite lives or that are not yet available for use, the recoverable amount is estimated each year at the same time.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination.

An impairment loss is recognised if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognised in profit or loss. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amounts of the other assets in the unit (group of units) on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognised in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Financial assets (including receivables)

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

An impairment loss in respect of a financial asset measured at amortised cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognised in profit or loss and reflected in an allowance account against receivables. Interest on the impaired asset continues to be recognised through the unwinding of the discount. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

(g) Employee benefits

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognised as an employee benefit expense in profit or loss in the periods during which services are rendered by employees. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. Contributions to a defined contribution plan that are due more than 12 months after the end of the period in which the employees render the service are discounted to their present value.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognised for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

(h) Provisions

A provision is recognised if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognised as finance expense (“notional interest”).

Environmental rehabilitation provisions

Estimated long-term environmental provisions, comprising pollution control, rehabilitation and mine closure, are based on the Group’s environmental policy taking into account current technological, environmental and regulatory requirements. The provision for rehabilitation is recognised as and when the environmental liability arises. To the extent that the obligations relate to the construction of an asset, they are capitalised as part of the cost of those assets. The effect of subsequent changes to assumptions in estimating an obligation for which the provision was recognised as part of the cost of the asset is adjusted against the asset. Any subsequent changes to an obligation which did not relate to the initial construction of a related asset are charged to profit and loss.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Ongoing rehabilitation expenditure

Ongoing rehabilitation expenditure is charged to profit and loss.

(i) Revenue

Revenue from the sale of concentrate and intermediary product is recognised when the significant risk and rewards of ownership are transferred to the buyer on delivery at the smelter in terms of the sale agreements. All sales from by-products are recognised as revenue. Gross sales revenue represents the invoiced amounts excluding value-added tax.

(j) Share-based payment transactions

The share option plan allows Group employees, directors and consultants to acquire ordinary shares of the Company. The fair value of options granted is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised on a straight-line basis over the period during which the options vest. The fair value of options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. The amount recognised as an expense is adjusted to reflect the actual number of share options that are expected to vest.

(k) Lease payments

Payments made under operating leases are recognised in profit or loss on a straight-line basis over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(l) Finance income and finance expense

Finance income comprises interest income on funds invested and interest received on loans and receivables. Interest income is recognised as it accrues in profit or loss, using the effective interest method.

Finance expense comprise interest expense on borrowings, unwinding of the discount on provisions, dividends on preference shares classified as liabilities and losses on hedging instruments that are recognised in profit or loss. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognised in profit or loss using the effective interest method.

Foreign currency gains and losses are reported on a net basis.

(m) Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognised in profit or loss except to the extent that it relates to a business combination, or items recognised directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognised for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognised for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realised simultaneously.

A deferred tax asset is recognised for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilised. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(n) Earnings (loss) per share

The Group presents basic and diluted earnings (loss) per share (EPS) data for its ordinary shares. Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise convertible notes and share options granted to employees.

(o) Segment reporting

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components. All operating segments’ operating results are reviewed regularly by the Group’s CEO to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

(p) Exploration expenditure and mineral property interests

The acquisitions of mineral property interests are accounted for at initial cost. Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations and approval of development by the Group, are capitalized until the property to which they relate is placed into production, sold or allowed to lapse.

Exploration and evaluation costs incurred prior to determination of the feasibility of mining operations are expensed as incurred. Re-imbursement of previously expensed exploration and evaluation costs are recognised as other income in profit and loss.

Mineral property acquisition costs include the cash consideration and the fair market value of shares issued for mineral property interests pursuant to the terms of the relevant agreements. These costs will be amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse, or when an impairment of value has been determined to have occurred.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(q) New standards not yet adopted

Standards and interpretations issued but not yet effective and applicable to the Group:

  Amendments to IAS 39, Eligible hedged items

  Amendments to IFRS 1 and IAS 27, Cost of an investment in a subsidiary, jointly controlled entity or associate

  Amendments to IFRS 1, First time adoption of financial reporting standards

  Amendments to IFRS 2, Share-based payments: vesting conditions and cancellations

  Amendments to IFRS 7, Improving disclosures about financial instruments

  IFRIC 17, Distribution of Non-cash assets to owners

  Various improvements to IFRS 2008

  Various improvements to IFRS 2009

The Group is currently evaluating the impact, if any, that these new standards will have on the consolidated financial statements.

5.	DETERMINATION OF FAIR VALUES

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

(a) Property, plant and equipment

The fair value of property, plant and equipment recognised as a result of a business combination is based on market values. The market value of property is the estimated amount for which a property could be exchanged on the date of valuation between a willing buyer and a willing seller in an arm’s length transaction after proper marketing wherein the parties had each acted knowledgeably and willingly. The fair value of items of plant, equipment, fixtures and fittings is based on the market approach and cost approaches using quoted market prices for similar items when available and replacement cost when appropriate.

The fair value of mining rights included in property, plant and equipment acquired as part of a business combination is determined using the multi-period excess earnings method, whereby the subject asset is valued after deducting a fair return on all other assets that are part of creating the related cash flows.

(b) Mineral property interest

The fair value of mineral property interests acquired is determined using a market comparative approach. In applying a market comparative approach, a selection of appropriate historic transactions is used to determine an average transaction value.

(c) Trade and other receivables

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

The fair value of trade and other receivables is estimated as the present value of future cash flows, discounted at the market rate of interest at the reporting date. This fair value is determined for disclosure purposes.

(d) Derivatives

The fair value of interest rate swaps is based on the clean fair value of the cash flows of the swap using the ZAR zero-coupon swap curve and the clean fair value of the projected shifted cash flows discounted using the shifted zero-coupon rates.

Fair values reflect the credit risk of the instrument and exclude the credit risk of the Group entity and counterparty when appropriate.

(e) Non-derivative financial liabilities

Fair value is calculated based on the present value of future principal and interest cash flows, discounted at the market rate of interest at the reporting date.

(f) Share-based payment transactions

The fair value of the employee share options is measured using the Black-Scholes option pricing model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historic volatility adjusted for changes expected due to publicly available information), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions are not taken into account in determining fair value.

6.	FINANCIAL RISK MANAGEMENT Overview

The Group has exposure to the following risks from its use of financial instruments:

  credit risk

  liquidity risk

  interest rate risk

  foreign currency risk

  commodity risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk and the Group’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group’s risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers.

Trade and other receivables

Trade receivables represents sale of concentrate to Rustenburg Platinum Mines Limited in terms of a concentrate off-take agreement concluded on March 28, 2008. The carrying value represents the maximum credit risk exposure.

Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Group’s holdings of cash and cash equivalents. This is facilitated via the OCSF facility, discussed in note 2.

The Group’s cash and cash equivalents are invested in business accounts which are available on demand for the Group’s programs.

The Group operates in South Africa and is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A portion of the Group’s funding for its South African operations consists of loans advanced to its South African incorporated subsidiaries and it is possible the Group may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank.

The following are the contractual maturities of financial liabilities as at September 30, 2009:

	Carrying	2010	2011	2012	2013	Thereafter
	Amount
Trade and other payables	34,722,121	34,722,121	-	-	-	-
Loans and borrowings	522,826,795	-	-	14,203,067	74,528,371	434,095,357
Financial liabilities	995,344	995,344	-	-	-	-
Commitment fee liability	218,356	-	-	-	-	218,356
	558,762,616	35,717,465	-	14,203,067	74,528,371	434,313,713

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Interest Rate Risk

As a result of the Group completing the Bokoni acquisition (refer note 8), the Group has secured loan facilities with Rustenburg Platinum Mines Limited (RPM) in order to ensure the sustainability of the Group. RPM provided a loan of $30 million (ZAR 219 million) to the Group which is subject to interest rate change risk.

The Bokoni acquisition was partially financed by a $111 million (ZAR 750 million) senior debt facility (“Senior debt facility”) from Standard Chartered Bank plc (“Standard Chartered”) provided to Plateau, of which $74 million (ZAR 500 million) was drawn down on July 1, 2009. The term of the Senior debt facility is nine years with an interest and capital repayment holiday during the first three years. The Senior debt facility bears interest equal to the Johannesburg Inter Bank Agreed Rate (currently 7.95%) plus 4.5% .

The Group has entered into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $74 million (ZAR 500 million) of the principal amount of the loan at 7.925% .

A 100 basis point change in the interest rate for the three month period ended September 30, 2009 on the Standard Chartered loan and the RPM loan, would have changed the loss for the period by approximately $333 thousand. This analysis assumes that all other variables, in particular foreign exchange rates, remain constant.

Foreign currency risk

The Group from time to time enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, the Group is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Group has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within the Group, certain loans between Group entities amounting to $48.4 million are exposed to foreign exchange fluctuations. A 1% change in the $/ZAR exchange rate at September 30, 2009 would have resulted in an increase/decrease $0.5 million (ZAR 3.4 million) in equity. The Group has no significant external exposure to foreign exchange risk.

Commodity Price Risk

The value of the Group’s revenue and resource properties depends on the prices of PGM’s and their outlook. The Group currently operates the Bokoni mines. The Group does not have any hedging or other commodity based price risks in respect of its operational activities. PGM prices historically have fluctuated widely and are affected by numerous factors outside of the Group’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

7.	SEGMENT INFORMATION

The Group has three reportable segments, described as follows:

  Corporate - Manages all administrative and corporate functions.

  Bokoni Mine - Mining of PGM’s.

  Projects - Mining exploration in Boikgantsho, Kwanda, and Ga-Phasha exploration projects.

The reporting segments have changed from the prior year as a result of the acquisition discussed in note 8. The prior year’s information has been adjusted in line with this change.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Nine months ended September
30, 2009	Revenue	(Loss)	Assets	Liabilities
Corporate	-	(8,595,900)	2,033,252,492	(271,768,584)
Bokoni Mine	27,805,577	(16,149,840)	1,004,287,569	(274,378,076)
Projects	-		912,439,293	(15,867,297)
Total	27,805,577	(24,745,740)	3,949,979,354	(562,013,957)
Consolidation entries	-	(4,632,776)	(2,944,073,482)	(216,974,221)
Consolidated	27,805,577	(29,378,516)	1,005,905,872	(778,988,178)

Year ended December 31,
2008	Revenue	(Loss)	Assets	Liabilities
Corporate	-	(13,970,096)	12,898,793	(16,502,255)
Bokoni Mine	-	-	-	-
Projects	-	-	-	-
Total	-	(13,970,096)	12,898,793	(16,502,255)
Consolidation entries	-	-	-	-
Consolidated	-	(13,970,096)	12,898,793	(16,502,255)

The consolidation entries relate to consolidation eliminations, the at acquisition adjustments at a consolidation level and the consolidation of the Bokoni Platinum Mine ESOP Trust (ESOP Trust), a consolidated special purpose entity.

8.	ACQUISITIONS OF SUBSIDIARY AND NON-CONTROLLING INTERESTS

Anooraq, through Plateau, acquired 51% controlling interests in Bokoni as well as an additional one percent interest in several PGM exploration projects, including the advanced stage Ga-Phasha Project, the Boikgantsho Project, and the early stage Kwanda Project. The acquisition of the controlling interest was affected by Plateau acquiring 51% of the shareholding of Bokoni Holdco on July 1, 2009, for an aggregate purchase consideration of $385 million (ZAR 2.6 billion), which includes $251 million used to repay loans and borrowings assumed in the transaction.

Bokoni, previously 100% owned by Anglo Platinum, is located on the north-eastern limb of the Bushveld Complex adjacent to the Ga-Phasha Project. The Bokoni mining operation consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs, and two concentrators.

Pursuant to the terms of the acquisition agreements, Plateau acquired 51% of the shares in, and claims on shareholders loan account against Bokoni Holdco. The joint venture agreements in respect of the Ga-Phasha Project, Boikgantsho Project and Kwanda Project were terminated and these projects were transferred into separate project companies, established as wholly-owned subsidiaries of Bokoni Holdco.

Financing

The Group financed the purchase consideration transferred of $385 million (ZAR 2.6 billion) as follows:

  $111 million (ZAR 750 million) of senior debt funding in terms of the Standard Chartered senior term loan facility (the “Senior Debt facility”) from Standard Chartered Bank plc (“Standard Chartered” or “SCB”) provided to Plateau, of which $74 million (ZAR 500 million) was drawn down on July 1, 2009. The Group applied approximately $44 million (ZAR 300 million) of the Senior Debt facility in part settlement of the consideration transferred (refer note 21);

  $177.8 million (ZAR 1.2 billion) through the issue of cumulative mandatory redeemable “A” preference shares (“A Prefs”) of Plateau to RPM (refer note 21); and

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

  $162.9 million (ZAR 1.1 billion) through the effects of a share settled financing with the issue of cumulative convertible “B” preference shares (“B Prefs”) to RPM. The final effects of the share settled financing will result in RPM receiving a total of 115.8 million ordinary shares of Anooraq and Pelawan Investments (Proprietary) Limited, Anooraq’s controlling shareholder, receiving 111.6 million ordinary shares, to maintain its minimum 51% shareholding in the Company.

Transaction costs amounting to $12.5 million associated with finalising the transaction were incurred of which $7.5 million, relating to the acquisition was recognised in profit and loss.

The following summarises the amounts of assets acquired and liabilities assumed at the acquisition date:

Identifiable assets acquired and liabilities assumed	Carrying value	Fair value

Property, plant and equipment	770,746,979	728,864,376
Capital work in progress	216,190,579	216,190,579
Cash deposits held in Platinum Producers Environmental Trust	2,356,999	2,356,993
Other non-current assets	628	628
Trade and other receivables	26,071,536	26,071,536
Cash and cash equivalents	3,576,912	3,576,912
Loans and borrowings (owing to RPM)	(493,613,503)	(493,613,503)
Deferred tax	(68,596,052)	(230,891,432)
Provisions	(4,308,137)	(4,308,137)
Trade and other payables	(34,615,237)	(34,615,237)
Total identifiable net assets	417,810,704	213,632,715

The fair values of acquired assets and liabilities have been determined on a provisional basis and are in the process of being finalised.

Goodwill

Goodwill was recognised as a result of the acquisition as follows:

Total purchase consideration	385,059,990
Assets acquired as part of the transaction (refer note 14)	(6,592,523)
Contributions received from Anglo Platinum relating to the ESOP Trust (refer note 20)	(6,741,102)
Repayment of loans and borrowings to RPM (refer note 21)	(251,770,000)
Consideration transferred as part of business combination	119,956,365
Non-controlling interest in Bokoni	104,680,030
Less total identifiable net assets	(213,632,715)
At acquisition goodwill, as of July 1, 2009	11,003,680
Effect of translation	(438,358)
Goodwill at September 30, 2009	10,565,322

Anooraq increased its interest in the PGM exploration project assets from 50% to 51% through the above mentioned transaction. The acquisition of the additional one percent was accounted for as an asset acquisition (mineral property interests) and the additional interests were recognised at their respective fair values amounting to $6.6 million in total.

The consideration transferred was further reduced by $ 251 million for the repayment of loans and borrowings owing to RPM as well as contributions received from Anglo Platinum amounting to $6.8 million relating to the Bokoni Platinum Mine ESOP Trust, a consolidated SPE, on July 1, 2009.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

The contributions to revenue and loss since acquisition and had the acquisition occurred on January 1, 2009, respectively, are as follows:

	Since acquisition	For the full year to
		date
Revenue	27,805,577	84,711,005
Loss before tax	17,236,256	43,305,008

9.	REVENUE

Revenue consists of the sale of concentrate to Rustenburg Platinum Mines Limited (a related party to the Group).

10.	FINANCE INCOME AND FINANCE EXPENSES

Finance income relates to interest earned on bank balances and interest received from the loan to Ga-Phasha prior to the business combination discussed in note 8 above. Finance expense relate to the following:

	Nine months ended	Year ended
	September 30, 2009	December 31, 2008

Interest on fair value of interest rate swap	141,998	-
Interest on Standard Chartered loan	2,397,226	-
Amortisation of loan costs	133,796	-
Interest on redeemable “A” preference
shares	9,458,906	-
Interest on RPM Bridging loan	1,171,936	-
Interest on OCSF-RPM	645,674	-
Interest on RPM loan	2,423,367	1,848,574
Commitment fee on OCSF	10,299	-
Notional interest	83,015	-
Interest on overdraft	72,104	-
Total finance expense	16,538,321	1,848,574
Interest capitalised to qualifying assets	(6,553,259)	-
	9,985,062	1,848,574

Finance expense includes an accrual for the 12% after tax dividend on the redeemable “A” preference shares and is regarded as interest accrued for accounting purposes. Any accrued preference dividend is payable only to the extent that sufficient funds are available after settling all other funding obligations. It is not expected that any interest accrued on this basis will be paid in the next three years.

Finance expense include an amount of $13,710,182 (2008: $1,848,574) owed to RPM, a related party.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

11.	INCOME TAX

11.1	Income tax expense

	September 30, 2009	December 31, 2008

Current taxation	-	-
Deferred taxation	(5,495,022)	-
Taxation for the period	(5,495,022)	-

Comprising:
South African normal taxation
Mining	(5,495,022)	-
Non-mining	-	-

11.2	Deferred taxation

Arising from business combination	230,891,432	-
Income tax	(5,495,022)	-
Effect of translation	(9,508,506)	-
	215,887,904	-

12.	EARNINGS PER SHARE Basic loss per share

The calculation of basic and diluted earnings per share for the nine months ended September 30, 2009 was based on the loss attributable to ordinary shareholders of $29,378,516 (September 30, 2008: $11,462,620, December 31, 2008: $13,970,096 ), and a weighted average number of ordinary shares outstanding of 189,286,554 (September 30, 2008:185,485,041, December 31, 2008: 185,775,361).

The calculation of basic and diluted earnings for the three months ended September 30, 2009 was based on the loss attributable to ordinary shareholders of $14,862,214 (2008: $2,288,502) and a weighted average number of ordinary shares outstanding of 189,286,554 (2008: 185,485,041).

At September 30, 2009, the convertible “B” preference shares and share options were excluded from the diluted weighted average number of ordinary shares calculation as the effect would have been anti-dilutive.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

13.	PROPERTY, PLANT AND EQUIPMENT

	Note	September 30,	December 31,
		2009	2008
Cost
Opening balance		540,482	183,208
Arising from business acquisition	8	728,864,376	-
Additions		-	473,642
Transfer from capital work-in-progress		948,359	-
Disposals		-	(116,368)
Effect of translation		(32,733,142)

Closing balance		697,620,075	540,482
Accumulated amortisation
Opening balance		70,847	77,713
Disposals		-	(68,006)
Charge for the period		5,987,468	61,140
Effect of translation		(3,582,267)

Closing balance		2,476,048	70,847

Total carrying amount		695,144,027	469,635

At September 30, 2009, Bokoni had capital commitments of $12,392,984.

14.	MINERAL PROPERTY INTEREST

Cost
Opening balance		4,200,000	4,200,000
Transfer from equity accounted investee		2,518,971
Equity loss at June 30, 2009		(212,423)	-
Asset acquisition	8	6,592,523	-
Effect of translation		(329,248)	-

Closing balance		12,769,823	4,200,000

The Group’s mineral property interest consists of various early stage exploration projects as detailed below:

Ga-Phasha

In January 2004, Anooraq and Pelawan combined their respective Platinum Group Metals ("PGM") assets, comprising the Anooraq’s Northern and Western Limb PGM projects and Pelawan's 50% participation interest in the Ga-Phasha PGM Project on the Eastern Limb of the Bushveld Complex in South Africa. The Ga-Phasha property consists of four farms – Portion 1 of Paschaskraal 466KS, and the whole of farms Klipfontein 465KS, De Kamp 507KS and Avoca 472KS – covering an area of approximately 9,700 hectares.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

As of July 1, 2009, the joint venture agreements terminated and GPM, a wholly owned subsidiary of Bokoni Holdco, owns the respective interest in and assets relating to the Ga-Phasha Project. Anooraq owns an effective 51% interest in the Ga-Phasha Project.

Platreef

As of July 1, 2009, the Group holds an effective 51% in Platreef properties located on the Northern Limb of the Bushveld Complex in South Africa. Bokoni Holdco holds a prospecting contract with the South African Department of Mineral Resources (“DMR”) for farm Noord Holland 775LR (1,229 hectares) bringing the aggregate land package of its Platreef Property to approximately 13,400 hectares. Annual option fees ranging from ZAR 3 per hectare to ZAR 18 per hectare are payable to the DMR. The Group received conversion to new order prospecting rights.

Boikgantsho

As of July 1, 2009 the Boikghantsho joint venture agreements terminated and Boikgantsho Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Boikgantsho Project. Anooraq owns an effective 51% interest in the Drenthe 778LR and Witrivier 777LR farms and a portion of PPRust's adjacent Overysel 815LR farm. These farms are located on the Northern Limb of the Bushveld Complex. The Group has submitted new order prospecting right applications with the DMR and is awaiting approval.

Kwanda

As of July 1, 2009, the Kwanda joint venture agreements terminated and Kwanda Platinum Mine (Proprietary) Limited, a private company incorporated under the laws of South Africa, a wholly owned subsidiary of Bokoni Holdco, owns the interest in and assets relating to the Kwanda Project. The Group received conversion to new order prospecting rights for the Kwanda North and Kwanda South properties.

Rietfontein

On October 10, 2001, the Company completed an agreement with African Minerals Ltd., now Ivanhoe Nickel and Platinum Ltd. ("Ivanplats"), a private affiliate of Ivanhoe Capital Corporation, whereby Ivanplats has the right to earn a 50% interest in the Group’s 2,900 hectare Rietfontein 2KS farm ("Rietfontein"). Under the terms of this agreement, Ivanplats had to incur at least $750,000 in expenditure pursuant to exploration activities undertaken on Rietfontein in accordance with an approved program in each of the ensuing two years (of which the year one program has been completed) to obtain the right to form a 50/50 joint venture with the Company on Rietfontein. There is disagreement over budgets, compilation and analysis of the exploration results, and the overall adequacy and completeness of Ivanplats' exploration activities. The Company and Ivanplats are currently in discussions over these matters, both outside of and within a formal arbitration process, pursuant to the terms of the earn-in agreement.

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

15.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs and will be transferred to property, plant and equipment when the relevant projects are commissioned.

	September 30,	December 31,
	2009	2008
Arising from business combination	216,190,579	-
Additions	10,370,098	-
Transfer to property, plant and equipment	(948,359)
Capitalisation of borrowing costs	6,553,259	-
Effect of translation	(7,602,868)	-

	224,562,709	-

16.	EQUITY ACCOUNTED INVESTEES

The Group’s share of loss in its equity accounted investees for the period was $ 212,423 until June 30, 2009 (September 30, 2008: $ 163,702, December 31, 2008: 163,702). From July 1, 2009, these investees were consolidated as a result of the transaction reflected in note 8 above.

17.	CASH DEPOSITS HELD IN PLATINUM PRODUCERS ENVIRONMENTAL TRUST

The Group contributes to the Platinum Producers' Environmental Trust annually. The Trust was created to fund the estimated cost of pollution control, rehabilitation and mine closure at the end of the lives of the Group’s mines. Contributions are determined on the basis of the estimated environmental obligation over the life of a mine. Contributions made are reflected in non-current cash deposits held by Platinum Producers' Environmental Trust if the investments are not short-term. If the investments are short-term and highly liquid, the amounts are reflected as cash and cash equivalents.

The non-current cash deposits are restricted in use as they are to be used exclusively for pollution control, rehabilitation and mine closure at the end of lives of the Group’s mines.

Arising from business combination	2,356,999	-
Growth in environmental trust	44,000	-
Effect of translation	(91,108)	-
	2,309,891	-

18.	TRADE AND OTHER RECEIVABLES

Trade receivables (related party)	23,124,831	-
Other	7,740,653	271,554
	30,865,484	271,554

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

19.	CASH AND CASH EQUIVALENTS

	September 30,2009	December 31,2008
Bank balances	27,377,888	3,850,674
Call deposits	1,012,978	-
Cash and cash equivalents	28,390,866	3,850,674
Restricted cash	1,297,750	-
Cash and cash equivalents in the statement of cash flows	29,688,616	3,850,674

Restricted cash consist of cash and cash equivalents held by the Bokoni Platinum Mine ESOP Trust which is not available to fund operations.

20.	CAPITAL AND RESERVES

Share capital and share premium

(a) Share capital

The Company's authorized share capital consists of an unlimited number of ordinary shares without par value. During the year, the company issued cumulative redeemable “A” preference shares and cumulative convertible redeemable “B” preference shares to facilitate the transaction as discussed in note 8. The share issues were as follows:

  At September 30, 2009, the issued share capital comprised 201,743,472 ordinary shares.

The Company issued the following ordinary shares on July 1, 2009

		Number of
	Issue Price	Shares
Bokoni Platinum Mines ESOP Trust	$1.11	4,497,062
Anooraq Community Participation Trust	$1.11	9,799,505

  Anglo Platinum contributed an amount of $15.4 million (ZAR 103.8 million) to the Anooraq Community Participation Trust. Approximately $11.3 million (ZAR 79.3 million) was used to acquire shares of the Company. As of July 1, 2009 the Company issued 9,799,505 ordinary shares to the Anooraq Community Participation Trust.

  Anglo Platinum contributed approximately $6.8 million (ZAR 45.6 million) to the Bokoni Platinum Mine ESOP Trust (ESOP Trust), with approximately $5.4 million (ZAR 36.5 million) used to acquire shares of the Company. As of July 1, 2009 the Company issued 4,497,062 ordinary shares to the ESOP Trust. The ESOP Trust is consolidated as a SPE by the Group (refer (b) below).

  $162.9 million (ZAR 1.1 billion) through the effects of a share settled financing with the issue of cumulative convertible “B” preference shares (“B Prefs”) to RPM. The final effects of the share settled financing will result in RPM receiving a total of 115.8 million ordinary shares of Anooraq and Pelawan Investments (Proprietary) Limited, Anooraq’s controlling shareholder, receiving 111.6 million ordinary shares, to maintain its minimum 51% shareholding in the Company.

(b)	Treasury Shares

Treasury shares relate to shares held by the Bokoni Platinum Mines ESOP Trust in Anooraq, which is consolidated by the Group

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

(c)	Share option plan

The Company obtained approval at the Annual General Meeting on June 15, 2009 to increase its existing share option plan from 18,300,000, to 32,600,000 common shares for issuance in terms of its stock option plan. As at September 30, 2009, 9,086,000 options were outstanding and 15,190,100 options remained available to be granted.

(d)	Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements from the Group entities’ functional currency (South African Rand) to the Group’s presentation currency (Canadian Dollar).

(e)	Hedge reserve

The hedge reserve comprises the effective portion of the cumulative net change in the fair value of cash flow hedging instruments (interest rate swap) related to hedged transactions that have not yet occurred.

21.	LOANS AND BORROWINGS

The Group’s interest-bearing loans and borrowings, which are measured at amortised cost are as follows:

	September 30,	December 31,
	2009	2008
Non-current liabilities
Standard Chartered Bank Senior Term Loan Facility	68,702,835	-
Redeemable “A” preference shares (related party)	343,557,316
RPM Funding Loans (related party)	110,566,644	12,967,753
	522,826,795	12,967,753

Current liabilities
Current portion of RPM Funding Loans	-	1,735,663
	-	1,735,663

The carrying value of the group’s loans and borrowings changed during the period as follows:

Balance at January 1, 2009	14,703,416
SCB	74,050,000
OCSF	29,531,388
Arising from business combination	493,613,503
Repaid as part of acquisition (note 8)	(251,770,000)
Redeemable “A” preference shares	177,720,000
Redemption of “A” preference shares (repaid)	(1,066,320)
Loans repaid	(18,079,846)
Loan costs capitalised	(5,006,755)
Finance expenses accrued	16,097,110
Amortisation of loan costs	144,096
Effect of translation	(7,109,797)
Balance at September 30, 2009	522,826,795

Terms and conditions of outstanding borrowings at September 30, 2009 are as follows:

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Standard Chartered Bank Senior Term Loan facility (“Senior term facility”)

The senior term facility is for a period of 9 years and is payable in 12 semi-annual instalments beginning January 31, 2013. The loan accrues interest which is to be paid semi-annually beginning January 31, 2013. During the first 36 months, interest will only be paid if there are available funds. If there are no available funds, the accrued interest will roll-up into the roll-up interest loan balance. This roll-up interest is limited to $35.6 million (ZAR 250 million). Interest is calculated at a variable rate linked to the JIBAR (7.95% at September 30, 2009) plus applicable margin and mandatory cost.

The Group has entered into an interest rate swap arrangement with Standard Chartered Bank to fix the variable interest rate on $74 million (ZAR 500 million) of the principal amount of the loan at 7.925% .

Redeemable “A” Preference Shares

The "A" preference shares were issued by Plateau and Bokoni Holdco to Rustenburg Platinum Mine (related party) as part of the business combination and liabilities assumed. These shares are cumulative, mandatory, redeemable shares which attract an annual cumulative dividend of 12% after tax. The Group is obligated to redeem the outstanding amount including undeclared dividends which should have been declared within 6 years of issue to the extent that the Company is in the position to redeem the shares. Any preference shares not redeemed in 6 years must be redeemed after 9 years.

RPM Funding Loans

This loan is between RPM and Bokoni Holdco and consists of retention of the original RPM claims for an amount of $71 million (ZAR480,3 million) and the operating cash flow shortfall facility. Under the OCSF, if funds are requested by Bokoni (and authorised by Bokoni Holdco), RPM shall advance such funds directly to Bokoni. The funds are for the purposes of operating or capital expenditure cash shortfalls at Bokoni.

The $71 million is payable in semi-annual instalments starting January 31, 2013. The unpaid principal balance will bear interest at the interest rate and on the same terms as the senior term facility with Standard Chartered Bank. The unpaid principal balance on the Operating Cash flow Shortfall Facility (OCSF) will bear interest at the OCSF rate of 15.84% .

The OCSF is secured by a mortgage bond over Bokoni Mines immovable assets.

22.	PROVISIONS

	September 30,2009	December 31,2008
Arising from business acquisition	4,308,137	-
Notional interest	83,015	-
Effect of translation	(171,626)
Environmental provision	4,219,526	-

23.	TRADE AND OTHER PAYABLES

Trade payables	25,466,409	1,307,732
Employee related payables	6,542,695	199,924
Other	2,713,016	291,183
	34,722,120	1,798,839

24.	CONTINGENCIES

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

The Group is currently in dispute with Questco (Proprietary) Limited and North Corporate Finance Advisory Services, transaction advisers, who has instituted arbitration proceedings against the Group for an amount of $1,848, 600 (ZAR 13 million). The Group has solicited legal advice and believe that the claim will be resolved satisfactorily in its favour.

25.	RELATED PARTY TRANSACTIONS AND BALANCES

Related parties include the following:

Hunter Dickinson Services Inc

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is the Company. HDSI has a director in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated December 31, 1996.

	For the nine	For the year
	months and as	and as of
	of September	December 31,
	30, 2009	2008

Administration costs	594,285	1,302,304
Trade and other payables	60,928	794,072

CEC Engineering Limited

CEC Engineering Ltd ("CEC") is a private company owned by a former director, for engineering and project management services at market rates.

Administration costs	-	4,927

Rustenburg Platinum Mines

The Group concluded a number of agreements with respect to services at the Bokoni mine with Rustenburg Platinum Mines (‘RPM’), a wholly owned subsidiary of Anglo Platinum and 49% shareholder in Bokoni Holdco, on March 28, 2008. These agreements were amended on May 13, 2009 and include a limited off-take agreement whereby Bokoni Mines sells the concentrate produced at the mine.

Pursuant to the terms of various shared services agreement, the Anglo American plc Group of companies will continue to provide certain operations services to Bokoni Mines at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services. It is anticipated that, as Anooraq builds its internal capacity, and makes the transformation to a fully operational PGM producer, these services will be phased out and replaced either with internal services or third party services.

Sale of concentrate - revenue	27,805,577	-
Finance expense	13,710,182	-
Administration costs	4,254,760	-
Trade receivables	23,124,831	-
Loans and borrowings	454,123,960	-
Trade and other payables	2,690,160	-

Pelawan Investments (Pty) Ltd

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Pursuant to the acquisition of a controlling interest of 51% in Bokoni Holdco, the Company paid transaction costs amounting to $1.6 million on behalf of Pelawan Investments (Proprietary) Limited, the Company’s controlling shareholder, owing to Rand Merchant bank and legal costs. These amounts were expensed in profit and loss during the three months ended September 30, 2009.

In terms of the Lebowa transaction agreements the Company were obligated to pay all of the transaction expenses incurred by Anooraq and Pelawan Investments out of the funding for the transaction that was provided from Anglo Platinum. A Special Committee appointed by the Anooraq Board of Directors and the Anooraq Audit Committee approved the payment of the Pelawan transaction expenses from the proceeds.

Transactions with and amounts due to and from related parties are included in the respective notes to the financial statements.

26.	EXPLANATIONS OF TRANSITIONS TO IFRS

The accounting policies in note 4 have been applied in preparing the consolidated financial statements for the three and the nine months ended September 30, 2009, the comparative information for the three and the nine months ended September 30, 2008, the financial statements for the year ended December 31, 2008 and the preparation of an opening IFRS statement of financial position on January 1, 2008, the Transition Date.

In preparing the consolidated financial statements for the three and nine months ended September 30, 2009, comparative information for the three and nine months ended September 30, 2008 and financial statements for the year ended December 31, 2008, have been adjusted from amounts reported previously in the financial statements prepared in accordance with GAAP.

An explanation of how the transition from GAAP to IFRS has affected the Group's statement of financial position and statement of comprehensive loss is set out in the following statements

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Reconciliation of Assets, Liabilities and Equity

		As at January 1, 2008				As at September 30, 2008		As at December 31, 2008
			Effect of			Effect of			Effect of
			Transition to			Transition to			Transition to
	Note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

ASSETS
Property plant and equipment		105,494	–	105,494	408,061	–	508,222	469,635	–	469,635
Mineral property interests		4,200,000	–	4,200,000	4,200,000	–	4,200,000	4,200,000	–	4,200,000
Investment in joint venture	11 (b) (d)	4,878,714	(1,919,929)	2,958,785	4,926,896	(2,290,525)	2,476,778	4,793,645	(2,274,674)	2,518,971
Deferred acquisition costs		368,146	–	368,146	1,330,949	–	1,522,607	1,587,959	–	$1,587,959
Total non-current assets		9,552,354	(1,919,929)	7,632,425	10,865,906	(2,290,525)	8,707,607	11,051,239	(2,274,674)	8,776,565

Current assets
Accounts receivable		269,188	96,372	365,560	378,066	–	223,873	271,554	–-	271,554
Cash and cash equivalents		7,131,821	–	7,131,821	1,140,359	–	1,220,566	3,850,674	–	3,850,674
Total current assets		7,401,009	–	7,401,009	1,518,425	–	1,444,439	4,122,228	–-	4,122,228

Total Assets		16,953,363	(1,919,929)	15,129,806	12,384,331	(2,290,525)	10,152,046	15,173,467	(2,274,674)	12,898.793

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

		As at January 1, 2008				As at September 30, 2008		As at December 31, 2008
			Effect of			Effect of			Effect of
			Transition to			Transition to			Transition to
	Note	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS

SHAREHOLDER’S EQUITY

Share capital		51,855,350	–	51,855,350	54,948,340	–	54,948,340	54,948,341	–	54,948,341
Share based payment reserve		13,254,905	–	13,254,905	17,510,577	–	17,510,577	17,584,974	–	17,584,974
Translation reserve	11 (b)	–	–	–	-	441,841	441,841	–	129,684	129,684
Accumulated loss		(60,376,436)	(1,823,557)	(62,199,993)	(70,844,119)	(2,818,494)	(73,662,613)	(73,862,103)	(2,404,358)	(76,266,461)
Total Equity		4,733,819	(1,823,557)	2,910,262	1,614,798	(2,376,653)	(761,855)	(1,328,788)	(2,274,674)	(3,603,462)

LIABILITIES
Non-Current Liabilities
Loans and borrowings		9,806,636	–	9,806,636	8,722,464	–	8,722,464	12,967,753	–	12,967,753
Current Liabilities
Trade and other payables		520,711	–	520,711	1,009,938	–	1,009,938	1,798,839	–	1,798,839
Loans and borrowings		1,892,197	–	1,892,197	1,181,499	–	1,181,499	1,735,663	–	1,735,663

		2,412,908	–	2,412,908	2,191,437	–	2,191,437	3,534,502	–	3,534,502
Total Liabilities		12,219,544	–	12,219,544	10,913,901	–	10,913,901	16,502,255	–	16,502,255

Total Equity and Liabilities		16,953,363	(1,919,929)	15,129,806	12,528,699	(2,376,653)	10,152,046	15,173,467	(2,274,674)	12,898,793

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Reconciliation of Loss and Comprehensive Loss

		Three months ended September 30, 2008			Nine months ended September 30, 2008			Twelve months ended December 31, 2008
			Effect of			Effect of			Effect of
			Transition			Transition to			Transition to
	Note	GAAP	to IFRS	IFRS	GAAP	IFRS	IFRS	GAAP	IFRS	IFRS
Revenue		–	–	–	–	–	–	–	–	–
Cost of sales		–	–	–	–	–	–	–	–	–
Operating loss		–	–	–	–	–	–	–	–	–
			–			–			–
Depreciation and amortisation		(14,020)		(14,020)	(32,138)		(32,138)	(61,140)		(61,140)
Administrative expenses		(1,449,943)	(282,152)	(1,732,095)	(9,116,262)	(896,565)	(10,012,827)	(11,618,993)	(385,486)	(12,004,479)
Transaction costs	11 (a)	-	–	-	-	–	-	-	–	-
Other income	11 (b)	-	–	-	-	–	-	-	–	-
Loss before finance expense and tax		(1,463,963)	(282,152)	(1,746,115)	(9,148,400)	(896,565)	(10,044,965)	(11,680,133)	(385,486)	(12,065,619)
Finance income		12,002	–	12,002	147,461	–	147,641	179,119	–	179,119
			22,945			67,333			137,079
Finance expense		(518,049)		(495,104)	(1,468,927)		(1,401,594)	(1,985,653)		(1,848,574)
Net finance expense		(506,047)	22,945	(483,102)	(1,321,466)	67,333	(1,253,953)	(1,806,534)	137,079	(1,669,455)
Share of loss of equity accounted investees (ne			(59,285)			(163,702)			(235,022)
of income tax)		-		(59,285)	-		(163,702)	-		(235,022)
Loss before income tax		(1,970,010)	(318,492)	(2,285,502)	(10,469,866)	(992,934)	(11,462,620)	(13,486,667)	(483,429)	(13,970,096)
Income tax		1,000	(1,000)	–	2,000	(2,000)	–	1,000	(1,000)	–
Loss for the period		–	–	–	–	–	–	–	–	–
Other comprehensive (loss)/income		–	–	–	–	–	–	–	–	–
Foreign currency translation differences	11 (a)	–	197,024	197,024	–	441,841	441,841	–	129,684	129,684
for foreign operations
Total comprehensive loss for the period		(1,969,010)	(122,468))	(2,091,478)	(10,467,866)	(553,096))	(11,020,779)	(13,485,667)	(354,745)	(13,840,412)
Total comprehensive (loss) / income		(1,969,010)	(122,468))	(2,091,478)	(10,467,866)	(553,096))	(11,020,779)	(13,485,667)	(354,745)	(13,840,412)
attributable to owners of company

ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

Notes to Reconciliations

(a)	Basis of Consolidation

Under GAAP, the Company accounted for its 50% interest in Ga-Phasha Platinum Mines (Proprietary) Limited (“GPM”), previously a variable interest entity. The Company was not considered the primary beneficiary prior to July 1, 2009 and therefore accounted for its interest using the equity method.

IFRS does not include the concept of a variable interest entity. IFRS requires the Company to consolidate entities including Special Purpose Entities ("SPE") only where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. On transition to IFRS, the Company has determined that GPM is not a SPE and that the Company has joint control of GPM. Accordingly, under IFRS, the Company can elect to use either the equity method or proportionate consolidation method to account for its interest in GPM.

The Company has elected to continue using the equity method of accounting for Anooraq's interest in GPM. Therefore, other than an adjustment related to foreign currency discussed below, there was no impact on the opening balance sheet at the Transition Date or on the consolidated balance sheet at December 31, 2008 other than the effect of the foreign currency translation adjustment noted below. The Company's equity investment in joint venture is now presented separately on the balance sheet rather than included in mineral property interests.

(b)	Functional Currency

Under GAAP, all the Company's subsidiaries were integrated foreign operations. Therefore, monetary items were translated at period end rates and non-monetary items were translated at average rates with all foreign currency gains and losses recognised in profit or loss. IFRS requires that the functional currency of each subsidiary of the Company be determined separately.

It was determined that as at the Transition Date, the Canadian dollar was the functional currency of all subsidiaries except Plateau and GPM, which have ZAR as their functional currency. In accordance with the IFRS 1 optional exemptions, the Company has elected to transfer the foreign currency translation differences, recognised as a separate component of shareholder's equity, to accumulated loss on the Transition Date.

(c)	Share-based Payment

Under GAAP, the Company measured share-based compensation related to share options at the fair value of the options granted using the Black-Scholes option pricing formula and recognised this expense over the vesting period of the options. For the purpose of accounting for share-based payment transactions, an individual was classified as an employee when the individual was consistently represented to be an employee under law. The fair value of the options granted to employees was measured on the date of grant. The fair value of options granted to contractors and consultants (non-employee) were measured on the date the services were completed. Forfeitures were recognised as they occurred.

IFRS 2, similar to GAAP, requires the Company to measure share-based payment transactions related to share options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, for options granted to non-employees, IFRS requires that share-based compensation be measured at the fair value of the services received unless the fair value cannot be reliably measured. For the purpose of accounting for share-based payment transactions, an individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee. This definition of an employee is broader than that previously applied by the Company and resulted in certain contractors and

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ANOORAQ RESOURCES CORPORATION
Notes to Condensed Consolidated Financial Statements
For the three and nine months ended September 30, 2009
(Unaudited – Expressed in Canadian Dollars, unless stated otherwise)

consultants being classified as employees under IFRS. However, the Company has determined that no adjustments was required at the Transition Date, on September 30, 2008 or for the year ended December 31, 2008.

(d)	Deferred tax on mineral properties

Under GAAP, in determination of the net loss from its interest in GPM, the Company recognised future income taxes on temporary differences arising on the initial recognition of the GPM mineral property interest (where the fair value of the asset acquired exceeded its tax basis) in a transaction which was not a business combination and affected neither accounting profit (loss) nor taxable profit (loss). IAS 12, Income Taxes ("IAS 12"), does not permit the recognition of deferred taxes on such transactions.

As of the Transition Date, September 30, 2008, and December 31, 2008, the Company has derecognised the impacts of all deferred taxes which had previously been recognised on the initial acquisition of the mineral properties through transactions deemed not to be business combinations and affecting neither accounting profit (loss) nor taxable profit (loss).

(e)	Presentation

Certain amounts on the balance sheet, statement of comprehensive loss and statement of cash flows have been reclassified to conform to the presentation adopted under IFRS.

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